SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of September 06, 2004

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
KLM CHIEF FINANCIAL OFFICER TO LEAVE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines
Date: September 06, 2004	By /s/ C. van Woudenberg
Name : C. van Woudenberg
Title : Managing Director & CHO

By /s/ J.E.C. de Groot
Name : J.E.C. de Groot
Title : SVP & General Secretary

04/064

KLM CHIEF FINANCIAL OFFICER TO LEAVE

AMSTELVEEN, September 6, 2004 — KLM Royal Dutch Airlines today announced that Rob Ruijter has decided to leave as Managing Director and Chief Financial Officer of KLM, as of December 1, 2004. Rob Ruijter has been Managing Director and CFO since he joined KLM in March 2001. He will be appointed as a member of the Executive Board and Chief Financial Officer of VNU nv, a global information and media company.

‘Rob Ruijter has made an important contribution to KLM, and in particular in the Air France — KLM merger process. However, following the merger’s successful completion, he indicated that he wishes to pursue his career outside KLM. We respect his decision and are grateful for his support in the recent challenging years’, commented Leo van Wijk, President and Chief Executive Officer of KLM.

After Mr. Ruijter’s departure, KLM’s Board will consist of three statutory board members. For Rob Ruijter’s finance & control responsibilities, a successor as non-statutory board member will be appointed. His other responsibilities will be divided among the three remaining board members.

As a successor to Rob Ruijter as one of the four KLM members of the strategic management committee of the Air France — KLM Group, Michael Wisbrun, Executive Vice President of KLM Cargo, will be appointed.

For more information:
KLM Media Relations, Jan Christiaan Hellendoorn, 020 — 649 45 45.
KLM photo material: http://www.presslink.nl/klm/

AMS/DS/BvK/JCH